ARTICLES OF AMENDMENT
OF
HOUSEVALUES, INC.

The following Articles of Amendment are executed by the undersigned, a Washington corporation:

1. The name of the corporation is HouseValues, Inc.

2. Article 1 of the Amended and Restated Articles of Incorporation of this corporation is amended to read as follows:

"The name of this corporation is Market Leader, Inc."

3. The date the amendment was adopted is October 13, 2008.

4. The amendment was duly adopted by the Board of Directors of the corporation. Shareholder action was not required pursuant to the provisions of RCW 23B.10.020(5).

5. The effective date of these Articles of Amendment is 12:01 a.m. on November 10, 2008.

These Articles of Amendment are executed by the corporation by its duly authorized officer.

Dated: October 13, 2008

HOUSEVALUES, INC.

By: /s/ IAN MORRIS
     Ian Morris
     President and Chief Executive Officer